

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via U.S. Mail
Mr. George Putnam
Chief Executive Officer
Scandium International Mining Corp
1430 Greg Street, Suite 501
Sparks, NV 89431

> **Re: Scandium International Mining Corp**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 25, 2014**
> **File No. 000-54416**

Dear Mr. Putnam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Business, page 8
Nyngan Scandium Project Acquisition, page 9

1. We note your reference to a feasibility study prepared in February 2012 for your Nyngan property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

    - Property and geologic maps

    - Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Global Scandium Production and Market, page 11

2. We note you reference Scandium Oxide pricing for 99.9% grade material, but your metallurgical processes at present are projected to produce material of a 97-99% grade range. Please modify you filing and state clearly the product grades and quantities you intend to market and correlate the pricing disclosed to the product your metallurgical processes can deliver in reliable consistent quantities.

3. We note your Nyngan Scandium property consists of two exploration licenses. Please modify your filing and disclose the following information for each of your properties:

    *   The nature of your ownership or interest in the property.

    *   A description of all interests in your properties, including the terms of all underlying agreements and royalties.

    *   Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

    *   An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

    *   Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

    *   The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

    *   The area of your claims, either in hectares or in acres.

    Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

4. Please modify your filing and disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

    *   The location and means of access to your property, including the modes of transportation utilized to and from the property.

    *   Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Mineral Resource, page 17

5. We note that mineral resources must have reasonable prospects for economic extraction. For undeveloped properties any reportable resource must be delimited using an economically based cutoff to segregate resources from just ordinary mineralization. Based on the information in your filing, your cutoff grades appear to provide an estimate of geologically available mineralization and do not appear to be related to current economic conditions at your properties. Please modify your filing and remove all resource estimates, which are not based on an economically derived cutoff. If you choose to provide estimates of resources based on an economic cutoff, provide the calculations with supporting cost estimates, pricing based on the historical three-year average, and other pertinent information sufficient to support your conclusion in your modified filing.

Current Program – Overview, page 18

6. It appears you should also expand your disclosure concerning your exploration plans after 2012 for your properties to address the following points for your year 2013 and 2014 exploration programs.

    - Disclose a brief geological justification for each of the exploration projects written in non-technical language.

    - Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

    - If there is a phased program planned, briefly outline all phases.

    - If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

    - Disclose how the exploration program will be funded.

    - Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

7. We note you are subject to environmental permitting requirements for Canada and Norway. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained since yearend 2012 or will obtain to perform each phase of you exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

8. Please note mineral reserves for a mineral property may not be designated unless:

    - Competent professional engineers conduct a detailed engineering and economic study, and the bankable or final feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

    - The historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

Controls and Procedures, page 36

9. We note your disclosure appears to be a combination of your assessment of disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"). Please revise your disclosure to clearly document your assessment of DC&P and ICFR separately. Please refer to the guidance in Items 307 and 308 of Regulation S-K. Please ensure you disclose any material weaknesses identified and provide a detailed discussion of your remediation plan related to each of the material weaknesses identified.

10. In addition, please tell us how the comment issued above affects your initial conclusion that DC&P were effective or amend your Form 10-K to disclose your revised conclusion on the effectiveness of your DC&P as of December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 with any engineering questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining